Exhibit 12

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	December 31,
	2002	2003	2004	2005	2006
Income before income tax expense	$11,923	79,772	99.671	106,024	85,405
Equity in losses of equity-method investees	347	618	615	42	(1,721)

Net income before equity in losses of equity-method investees	12,270	80,390	300,376	106,066	83,684

Add fixed charges:
Interest expense including amortization of debt issuance costs	44,842	26,397	30,952	26,548	43,393
Estimate of interest within rental expense	3,723	4,071	5,116	4,208	4,755
	48,565	30,468	36,068	30,756	48,148
Adjusted earnings	60,835	110,858	136,444	136,822	131,832

Ratio of earnings to fixed charges (1)	1.3	3.6	3.8	4.4	2.7

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.